# SEC Schedule 13D/A (Amendment No. 12) — Beneficial ownership report by holders of more than 5% of a class

Issuer: NN INC, CIK 0000918541
CUSIP: 629337106
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277
Date of event which requires filing of this statement: 01/30/2025
Amends the filing with accession number 0000921895-19-000116
Filed by CIK 0001560207
Persons authorized to receive notices and communications: CHRISTOPHER S. KIPER, LEGION PARTNERS ASSET MANAGEMENT, LLC, 12121 Wilshire Blvd, Suite 1240, Los Angeles, California (CA), 90025, 424-253-1773; RYAN NEBEL, OLSHAN FROME WOLOSKY LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Legion Partners, L.P. I (CIK 0001595909): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 3,733,515; sole dispositive power 0; shared dispositive power 3,733,515; aggregate amount beneficially owned 3,733,515 (7.4% of the class)
- Legion Partners, L.P. II (CIK 0001618783): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 406,049; sole dispositive power 0; shared dispositive power 406,049; aggregate amount beneficially owned 406,049 (0.8% of the class)
- Legion Partners Special Opportunities, L.P. XI (CIK 0001768000): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 877,065; sole dispositive power 0; shared dispositive power 877,065; aggregate amount beneficially owned 877,065 (1.8% of the class)
- Legion Partners, LLC (CIK 0001682390): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,629; sole dispositive power 0; shared dispositive power 5,016,629; aggregate amount beneficially owned 5,016,629 (9.999% of the class)
- Legion Partners Asset Management, LLC (CIK 0001560207): type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,629; sole dispositive power 0; shared dispositive power 5,016,629; aggregate amount beneficially owned 5,016,629 (9.999% of the class)
- Legion Partners Holdings, LLC (CIK 0001682389): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.9996% of the class)
- Kiper Christopher S (CIK 0001432744): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.9996% of the class)
- White Raymond T. (CIK 0001682494): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 5,016,929; sole dispositive power 0; shared dispositive power 5,016,929; aggregate amount beneficially owned 5,016,929 (9.9996% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: NN INC
Address of issuer's principal executive offices: 6210 ARDREY KELL ROAD, SUITE 120, CHARLOTTE, North Carolina (NC), 28277

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated in its entirety as follows:

The securities of the Issuer purchased by each of Legion Partners I, Legion Partners II, Legion Partners XI and Legion Partners Holdings were purchased with working capital.

The aggregate purchase price of the 3,519,420 Shares owned directly by Legion Partners I is approximately $32,766,696, including brokerage commissions. The aggregate purchase price of the 214,095 Shares underlying certain Warrants (as previously defined and described in Amendment No. 4 to the Schedule 13D) owned directly by Legion Partners I is approximately $155,283, including brokerage commissions. The aggregate purchase price of the 395,144 Shares owned directly by Legion Partners II is approximately $934,088, including brokerage commissions. The aggregate purchase price of the 10,905 Shares underlying certain Warrants owned directly by Legion Partners II is approximately $7,909, including brokerage commissions. The aggregate purchase price of the 877,065 Shares owned directly by Legion Partners XI is approximately $7,675,865, including brokerage commissions. The aggregate purchase price of the 300 Shares owned directly by Legion Partners Holdings is approximately $2,568, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated in its entirety as follows:

The aggregate percentage of Shares reported owned by each person named herein is based on 49,946,337 Shares outstanding as of October 21, 2024, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on October 31, 2024, plus the Shares underlying the Warrants that may be exercised by the Reporting Persons, as applicable.

As of the date hereof, Legion Partners I beneficially owned directly 3,733,515 Shares, including 214,095 Shares underlying certain Warrants, representing approximately 7.4% of the outstanding Shares.

As of the date hereof, Legion Partners II beneficially owned directly 406,049 Shares, including 10,905 Shares underlying certain Warrants, representing approximately 0.8% of the outstanding Shares.

As of the date hereof, Legion Partners XI beneficially owned directly 877,065 Shares, representing approximately 1.8% of the outstanding Shares.

Legion Partners, LLC, as the general partner of each of Legion Partners I, Legion Partners II and Legion Partners XI, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, representing approximately 9.999% of the outstanding Shares.

Legion Partners Asset Management, as the investment advisor of each of Legion Partners I, Legion Partners II and Legion Partners XI, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, representing approximately 9.999% of the outstanding Shares.

As of the date hereof, Legion Partners Holdings beneficially owned directly 300 Shares. In addition, as the sole member of Legion Partners Asset Management and the sole member of Legion Partners, LLC, Legion Partners Holdings may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II and (iii) 877,065 Shares beneficially owned directly by Legion Partners XI, which, together with the Shares it directly beneficially owns, constitutes an aggregate of 5,016,929 Shares, representing approximately 9.9996% of the outstanding Shares.

Each of Messrs. Kiper and White, as a managing director of Legion Partners Asset Management and a managing member of Legion Partners Holdings, may be deemed the beneficial owner of the (i) 3,733,515 Shares beneficially owned directly by Legion Partners I, (ii) 406,049 Shares beneficially owned directly by Legion Partners II, (iii) 877,065 Shares beneficially owned directly by Legion Partners XI and (iv) 300 Shares beneficially owned directly by Legion Partners Holdings, representing approximately 9.9996% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated in its entirety as follows:

Each of Legion Partners I, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Legion Partners I.

Each of Legion Partners II, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Legion Partners II.

Each of Legion Partners XI, Legion Partners, LLC, Legion Partners Asset Management, Legion Partners Holdings and Messrs. Kiper and White may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Legion Partners XI.

Each of Legion Partners Holdings and Messrs. Kiper and White may be deemed to share the power to vote and dispose of the Shares beneficially owned directly by Legion Partners Holdings.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated in its entirety as follows:

Except as otherwise set forth herein, there have been no transactions in the securities of the Issuer during the past 60 days by the Reporting Persons.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

On January 30, 2025, Legion Partners I and Legion Partners II amended the Swap Agreements (as previously defined and described in Amendment No. 10 to the Schedule 13D) with Nomura to extend the maturity date from January 30, 2025 to January 30, 2029. All other terms with respect to the Swap Agreements remain unchanged.

## Signatures
- Legion Partners, L.P. I: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/03/2025)
- Legion Partners, L.P. II: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/03/2025)
- Legion Partners Special Opportunities, L.P. XI: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director of Legion Partners Asset Management, LLC, its Investment Advisor (02/03/2025)
- Legion Partners, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member of Legion Partners Holdings, LLC, its Managing Member (02/03/2025)
- Legion Partners Asset Management, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Director (02/03/2025)
- Legion Partners Holdings, LLC: /s/ Christopher S. Kiper, Christopher S. Kiper, Managing Member (02/03/2025)
- Kiper Christopher S: /s/ Christopher S. Kiper, Christopher S. Kiper (02/03/2025)
- White Raymond T.: /s/ Raymond White, Raymond White (02/03/2025)